Mail Stop 4561


      January 18, 2006




Rodney M. Tiede
Chief Executive Officer and Chairman of the Board
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

Re:	Broadcast International, Inc.
      Pre-Effective Amendment No. 5 to Form S-3/A on Form SB-2
Filed January 9, 2006
      File No. 333-125710

Form 10-KSB/A for year ended December 31, 2004
Filed April 27, 2005
      File No. 0-13316

Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

Dear Mr. Tiede:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Financial Statements and Notes

Note 14 - Subsequent Events, page F-19

We have read and considered your response to comment 10. We note that you concluded that the prepayment provision is not an embedded derivative required to be separately accounted for, as such, under SFAS 133. Provide us an analysis of paragraphs 12 - 13 and 61(d) and
DIG B16 and B39 of SFAS 133 in determining whether the embedded instrument shall be separated from the host contract (note) and accounted for as a derivative. To the extent that the prepayment provision is an embedded derivative, tell us what consideration was given to DIG B15 of SFAS 133 in accounting for the additional derivative.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	David G. Angerbauer, Esq (via facsimile)
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Mr. Rodney M. Tiede
Broadcast International, Inc.
January 18, 2006
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